UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Blue Heron Catering, Inc.

Legal status of issuer Form

Corporation

Jurisdiction of Incorporation/Organization

California

Date of organization

March 1, 2005

Physical address of issuer

3303 San Pablo Avenue
Oakland, CA 94608

Website of issuer

www.blueheroncatering.com

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6.5% of offering proceeds that are actually distributed to the issuer

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Promissory Notes (Debt)

Price (or method for determining price)

Face value

Target offering amount

$250,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

⊠First-come, first-served basis

□ Other:

Maximum offering amount (if different from target offering amount)

$705,000

Deadline to reach the target offering amount

April 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

85

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$18,634	-$21,637
Cash and Cash Equivalents	-$39,366	-$66,256
Accounts Receivable	$5,592	-$4,667
Short-term Debt	$302,722	$280,065
Long-term Debt	$0	$0
Revenues/Sales	$1,773,016	$1,584,422
Cost of Goods Sold	$559,827	$526,967

Taxes Paid	$11,819	$3,013
Net Income	$19,304	-$20,626

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

BLUE HERON CATERING, INC.

Signature: Debbie Pfisterer

Title: President and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Debbie Pfisterer

Director, Treasurer, and CFO

Date: December 26, 2018

Form C

Offering Statement
of
Blue Heron Catering, Inc.
(the "issuer," the "company," "we," "our," "us")

Revenue-Share Promissory Notes

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Blue Heron Catering, Inc.	Corporation	California	February 18, 2004	3303 San Pablo Avenue Oakland, CA 94608	www.blueheroncatering.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Debbie Pfisterer (the "Founder")	President, CEO, Secretary, CFO, Treasurer	2005-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Debbie Pfisterer	Blue Heron Catering, Inc.	Restaurant and catering	Executive management of the company	2005-present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Debbie Pfisterer	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Please see **Exhibit A**, filed with the SEC with this Form C.

(e) The current number of employees of the issuer.

85

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Dependent on key employee.
Our success depends substantially on the services of the Founder, whose knowledge and experience would be difficult to replace. If we lose the services of the Founder and we are not able to attract and retain qualified replacements, our business may be harmed and our ability to meet our obligations under the Notes (defined in Item (m) below) may materially decrease.

Regulatory issues.
Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard business, taxation and environmental requirements, as well as rules and regulations specific to the food industry. We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Founder control.
Control of the company and all of its operations are solely with the founder and will likely remain with her. Investors have no right to take part in the management of

the company or to vote on any matters affecting the company. Rather, investors must rely upon the judgment and skills of the Founder. Accordingly, you should not invest in the Notes unless you are willing to entrust all aspects of the management of the company to the Founder.

Tax risks.
All of the interest you earn on the Notes will be taxable income to you. No representation or warranty of any kind is made by the company, the members, managers, counsel to the company, or any other professional advisors thereto with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

No market for the securities.
There is no secondary market for the Notes, nor is a public market expected to develop. Therefore you may be required to retain the Note even under circumstances where it is economically undesirable to do so. You should invest in the Notes only if you have independent means for providing for your current and future needs and contingencies.

The Notes are unsecured.
The Notes are not secured by any collateral, nor are the Notes guaranteed or insured by the FDIC or any other entity. Our ability to pay interest or repay principal depends solely on the success of the business.

The Notes are unrated.
The Notes have not been submitted to any rating agency to obtain an opinion or rating of the risk of timely collection of principal and interest.

No guaranteed return.
No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

Additional capital may be needed.
The company may need to raise additional capital to move forward with its new restaurant. The company expects that it will be able to raise in this offering an amount of capital that along with other sources of capital described in Item (s) below, will be sufficient to meet its requirements for the foreseeable future. However, the company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the company will raise any particular amount in this offering. In addition, the company's capital requirements could be greater than currently anticipated. Thus, it is possible that the company would need to raise additional capital to open and sustain the restaurant, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the company or its shareholders, or at all.

Sale of Building.
The current Cannery Café in Hayward, California is located in the Hayward Area Historical Society. The Society has put up the building for sale. This is creating uncertainty about the long-

term sustainability of the café in the location. The company is seeking other locations to sustain the "Cannery Café" concept and customer base that generates 25% of total company revenues.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $250,000, and the deadline to reach this amount is April 30, 2019.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $705,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

The proceeds of this offering will finance a new, additional location of our restaurant, The Cannery Kitchen & Tap, in the new Castro Valley Marketplace. The use of proceeds for both our minimum target offering amount and our maximum target offering amount is as follows:

Design, drawings, MEP (mechanical, electrical, and plumbing) consult	$60,000	$21,000
Interior: flooring, duct work, surfaces, bar, tiling, panels, paint	$90,000	$31,500
Preliminaries, structural, building work, metalwork, glazing	$45,000	$15,750
General Contractor: Framing, plumbing, drainage, electrical, lighting fixtures, HVAC, piping, grease trap, bathroom install	$110,000	$42,825

Kitchen equipment, walk-ins, install, storage	$130,000	$45,500
Finishes and decor	$50,000	$17,500
Furniture and fixtures	$50,000	$17,500
Signage, graphic design, website, marketing	$10,000	$3,500
POS (point of sale), office computers, music system	$7,000	$2,450
Patio, stage, sound system	$40,000	$14,000
Liquor license (wine and beer)	$10,000	$3,500
Permits and fees	$10,000	$3,500
Opening inventory, smallwares, operating supplies	$7,500	$2,625
Pre-opening hiring	$10,000	$3,500
Soft opening	$14,500	$3,500
SUBTOTAL	$634,500	$228,150
Taxes and Final Inspections	$61,000	$21,850
TOTAL	**$705,000**	**$250,000**

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and
the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the company may choose not to accept
an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company has 35,000 shares of common stock outstanding.

The promissory notes offered in this offering (the "Notes") will have the following principal provisions:

Interest Rate: Because this is a revenue-based loan, the interest rate cannot be determined at this time. However, under no circumstances shall the total interest paid be less than the Applicable Federal Rate.

When Paid in Full: Outstanding principal and accrued interest on the Note will be considered paid in full when the company has paid the investor the "Repayment Amount," defined as the original investment amount multiplied by 1.5.

Payments: Beginning January 15, 2021, and on that date each year thereafter until the Note is paid in full, the company shall make annual payments to each investor as follows:

(amount invested divided by $50,000) x 0.5% of the company's Gross Margin for the previous fiscal year (defined below)

"Gross Margin" means all of the company's sales proceeds less cost of goods. For purposes of calculating Gross Margin, the company's accountant shall calculate total revenue on a cash basis at the end of each fiscal year in accordance with the company's standard accounting practices.

Under no circumstances shall payments to the investor exceed what is allowed under California law governing usury.

Prepayment: The company may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the investors any unpaid part of the amounts owed to them under the Notes. The company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the investors based on their loan amounts under the Notes.

Investor Information Rights: The company will deliver to the investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

Security: The Notes will be unsecured obligations of the company.

Subordination: The Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: A Note may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

All of the Notes may be amended by the company and investors holding a majority (by unpaid principal amount) of the Notes; provided that no amendment which would change the Repayment Amount, or the principal amount owing upon the Notes, may be effective without the consent of all of the investors. Any Note may be amended by mutual agreement of the parties.

Investors will not have voting rights or ownership of the company. The company is owned and managed by its Founder listed in Item (c).

The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the form of Note form of Note Purchase Agreement, filed with the SEC with this offering statement as **Exhibits B and C**, respectively, for the complete terms of the investment. The above summary is qualified in its entirety by the form of Note and Note Purchase Agreement filed with the SEC with this offering statement as **Exhibits B and C**, respectively.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The company's Founder and sole shareholder has the absolute right to make decisions with respect to the assets of the company. It is possible that the Founder could make a decision that has negative consequences for the company and therefore the investors in the Notes.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering

statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Purchasers of the Notes will have no voting rights or ownership in the company.

The Founder has the absolute right to make decisions with respect to the assets of the company. The Founder could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return, including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

Bank of the West

Amount	Interest Rate	Maturity Date	Outstanding Principal
$20,000	4%	April 10, 2020	$5,000
$50,000	4.25%	July 10, 2020	$19,000
$35,000	7%	--	$30,000
$55,000	4.25%	May 21, 2024	$14,000

Ally Car Loans

Amount	Interest Rate	Maturity Date	
$23,000	4.4%	April 4, 2021	$19,000

Main Street Launch Bank Financing

Amount	Interest Rate	Maturity Date	Outstanding Principal
$147,450	8.25%	February 1, 2028	$138,000

Please also see Item (q) below.

(q) A description of exempt offerings conducted within the past three years.

In November and December of 2018, before beginning this offering under Regulation Crowdfunding, we completed a private offering exempt under Rule 504 of Regulation D under the Securities Act. We sold four promissory notes, together totaling $95,000, with substantially the same terms as the Notes offered in this offering. These funds are being used for the launch of The Cannery Kitchen & Tap.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Founder has received a gross salary of $66,024 from the beginning of 2017 to the present. The Founder intends to continue to draw a salary of approximately the same amount in coming years but perhaps with a 3% increase due to the commissary fee from Brown Sugar Kitchen described in **Exhibit A**.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion of our financial condition together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

In 2016 and 2017 we had positive net cash from our operating activities. This was significant in 2016 but modest in 2017. Because of loans in 2017 and 2016, our total cash and bank balance was at a deficit. We had a modest net income in 2017 and a modest net loss in 2016.

The Founder has invested $15,000 toward the new planned location for our new restaurant, The Cannery Kitchen & Tap, in the new Castro Valley Marketplace. Additional funds, from this offering or other sources, are needed for the viability of the project. Without additional capital, we will not be able to cover startup costs or the build-out of the new restaurant and kitchen. In addition to the proceeds of this offering, we plan to secure a $100,000 SBA loan for the restaurant, and we are exploring equipment leases for kitchen equipment.

We expect our debt to increase due to this offering and other loans we secure, if any, to finance the new restaurant. However, we expect the proceeds from this offering to increase our revenue and liquidity.

Proceeds will cover operating costs for the new restaurant, allowing us to proceed with the project without affecting our current business lines--this will strengthen our liquidity. The new restaurant will also increase the capacity of our business, and our revenue, with operating hours that will be significantly longer than at the current café, which will remain open.

We expect our Brown Sugar Kitchen Commissary revenue line (starting January 2019) will give us exposure in new markets for our catering and café lines.

Since the end of 2017, we purchased a larger van and entered into a long-term lease for a building, with the option to buy. We also operated a grab 'n go coffee cart for the first quarter of 2018.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit D**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer

establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report will be posted on an investor page of www.blueheroncatering.com by April 30, 2020.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C.

<u>Exhibits List</u>

Exhibit A: Business Description and Plan
Exhibit B: Form of Revenue-Share Note
Exhibit C: Form of Revenue-Share Note Purchase Agreement
Exhibit D: 2016 and 2017 Financial Statements
Exhibit E: Crowdfunding Video Transcript